Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

Energy Fuels Announces Presentation and Webcast at the 27thAnnual ROTH Conference on Monday, March 9, 2015

Lakewood, Colorado – March 6, 2015

Energy Fuels Inc. (NYSE MKT: UUUU; TSX:EFR) (“Energy Fuels” or the “Company”), the largest conventional producer of uranium in the United States, invites you to watch Curtis H. Moore, Vice President of Marketing and Corporate Development, present at 27th Annual ROTH Conference at The Ritz-Carlton in Dana Point, California on Monday, March 9, 2015 at 3:30 pm Pacific Standard Time.

Mr. Moore will discuss the Company’s recently announced proposed acquisition of Uranerz Energy Corporation (NYSE MKT: URZ; TSX: URZ), which, upon completion, is expected to create the largest integrated producer of uranium focused on the United States.

The presentation will be webcast live on the Company’s website, www.energyfuels.com.

For more information about the conference or to schedule a one-on-one meeting with Energy Fuels’ management, please contact your ROTH representative at 800-933-6830 or via email at conference@roth.com.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer. EnergyFuels operates the WhiteMesa Mill, which is the only conventional uranium mill currently operating in theU.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located ina number of Western U.S. states, including a producing mine, mines on standb by, and mineral properties in various stages of permittingand development. The Company’s common shares are listed on the NYSE MKT under the tradingsymbol “UUUU”, and on theToronto Stock Exchange under the trading symbol “EFR”.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORP. AND ENERGY FUELS INC.

On January 5, 2015, the Company announced a transaction wherebyit would acquire all of the issuedand outstanding shares of Uranerz Energy Corp.(“Uranerz”). This pressrelease is for informational purposes only and does not constitute anoffer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. EnergyFuels will file with the United StatesSecurities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: uranium markets; future production scalability; the volatility of the international marketplace; future uranium prices; the ability to raise capital to fund project development; the ability to complete future acquisitions and other risk factors as described in Energy Fuels’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com